April 15, 2020

Antonio Pietri
President and Chief Executive Officer
Aspen Technology Inc.
20 Crosby Drive
Bedford, MA 01730

       Re: Aspen Technology Inc.
           Form 10-K for Fiscal Year Ended June 30, 2019
           Filed September 10, 2019
           File No. 001-34630

Dear Mr. Pietri:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology